

May 24, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("Emerald")
Amendment 2022-5 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2022-5 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated officers for Miami International Holdings, Inc.; removed M 44 Holdings, LLC, which ceased business on March 31, 2021

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 05/24/22	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):



22001053

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: May 24, 2022

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. (“MIH”).

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark G. Bagan	Executive Vice President – US Futures Strategy
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure

Name	Title
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Matthew McFarland	Vice President – Derivative Products & Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman

Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

<u>Audit Committee of Miami International Holdings, Inc.</u>

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

<u>Compensation Committee of Miami International Holdings, Inc.</u>

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Lawrence Tanzman

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy

Name	Title
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio

Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Steven Sosnick
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX Futures, LLC

1. *Name*: MIAX Futures, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
   Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of The Bermuda Stock Exchange

   The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 27, 2020 and By-Laws dated July 27, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
James D. Facente, Jr.	Director & Chief Risk Officer – Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher, Chair
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	Chief Executive Officer & Chief Compliance Officer
Simon Ho	President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.